F. Mark Reuter
DIRECT DIAL: (513) 579-6469
FACSIMILE: (513) 579-6457
E-MAIL: mreuter@kmklaw.com
April 14, 2015
Via Edgar and e-mail (PosilT@sec.gov)

Ms. Tiffany Piland Posil
Special Counsel
Division of Corporation Finance
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
 Washington, D.C.  20549

Re:  Essex Rental Corp.
Soliciting Materials on Schedule 14A filed by Casey Capital, LLC, KC Gamma Opportunity Fund, LP and Kevin M. Casey
Filed April 6, 2015 and April 13, 2015
File No. 001-34601
Dear Ms. Piland Posil:
On behalf of Casey Capital, LLC, KC Gamma Opportunity Fund, LP and Kevin M. Casey, we are providing the following responses to the comments contained in the comment letter of the staff of the Securities and Exchange Commission (the "Commission"), dated April 13, 2015, relating to the soliciting materials on Schedule 14A filed by Casey Capital, LLC, KC Gamma Opportunity Fund, LP and Kevin M. Casey. For convenience of reference, we have set forth the text of the staff's comments below in bold.
1.	In future soliciting material, please refrain from making statements that could be viewed as impugning the character of other parties or directly or indirectly making charges concerning improper conduct by other parties as contemplated by Rule 14a-9. In particular, please refrain from making claims similar to the following in future filings without qualifying the statements as your opinion or belief, and provide an adequate supporting basis for these particular statements with your response:
•	"… the Board views the Company as its own insular private entity, rather than a public company accountable to stockholders."
•	"… their priority is to maintain their positions on the Board so that they can continue to extract unreasonable compensation and fees from Essex."
Response:   In future soliciting material we will refrain from making the claims, statements and charges described above.

2.	Disclosure in Exhibit 99.7 to the Schedule 13D/A filed April 9, 2015 indicates that Kevin M. Casey, Casey Capital, LLC, and KC Gamma Opportunity Fund, LP "are nominating Mr. Kevin M. Casey, Mr. Christopher Kinslow and Mr. John A. Oliva as nominees for election as directors to the Board of Directors the Company at the Company's 2015 Annual Meeting of Stockholders." In your next filing of soliciting material pursuant to Rule 14a-12, identify Mr. Kinslow and Mr. Oliva as participants in the solicitation and describe their direct or indirect interests, by security holdings or otherwise. See Rule 14a-12(a)(1)(i).
Response:  We will identify Mr. Kinslow and Mr. Oliva as participants in the solicitation in our next filing of soliciting material pursuant to Rule 14a-12. We understand that neither Mr. Kinslow nor Mr. Oliva has any direct or indirect interest requiring disclosure pursuant to Rule 14a-12 that has not already been so disclosed.

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Attached hereto is the written acknowledgement requested.
Please call me at (513) 579-6469 with any additional questions you may have or if you wish to discuss the above responses.
Sincerely,
KEATING MUETHING & KLEKAMP PLL

/s/ F. Mark Reuter

F. Mark Reuter

cc:   Kevin M. Casey (via e-mail)

ACKNOWLEDGEMENT

Each of the undersigned filing persons acknowledges that:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Casey Capital, LLC

By: /s/ Kevin M. Casey
Name: Kevin M. Casey Title: Managing Member
KC Gamma Opportunity Fund, LP

By: Casey Capital Management, LLC, its general partner By: /s/ Kevin M. Casey
Name: Kevin M. Casey Title: Managing Member
Kevin M. Casey

/s/ Kevin M. Casey

Christopher Kinslow

/s/ Christopher Kinslow

John A. Oliva

/s/ John A. Oliva

Dated:  April 14, 2015